HENRY YIN Partner Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place, Central Hong Kong	Direct +852.3923.1187 Main +852 3923 1111 Fax +852 3923 1100 Email henry.yin@loeb.com

September 29, 2025

Office of Trade & Services Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Rebekah Reed, Dietrich King

Re:	EPWK Holdings Ltd. Registration Statement on Form F-1 Filed September 16, 2025 File No. 333-290300

Ladies and Gentlemen:

On behalf of our client, EPWK Holdings Ltd. (the “Company”), we hereby provide a response to the comments issued in the letter dated as of September 25, 2025 from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff’s Letter”) as well as the telephonic comments given by Rebecca Reed to Joan Guilfoyle regarding the above-referenced Registration Statement on Form F-1 submitted on September 16, 2025.

Contemporaneously, the Company is submitting its amendment to Registration Statement via EDGAR (the “Amendment No.1”), which reflects the Company’s responses to the Staff’s Letter, the telephonic comments and certain updated information. For ease of reference, each comment contained in the Staff’s Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment No.1.

Registration Statement on Form F-1 filed September 16, 2025

Cover Page

1.	Please revise and restructure your description of the terms of the warrants to lead with discussion of the “zero exercise price” exercise mechanism, explaining why it is highly likely to be utilized over both the fixed initial exercise price and “cashless exercise” provisions. Enhance and clarify your description of how the number of Class A ordinary shares per warrant to be issued will be determined, explaining that the 100,000,000 Class A ordinary shares underlying the warrants will be issued proportionately even if fewer than 20,000,000 units are sold in the offering. Provide tabular disclosure or other visual representation demonstrating the dilutive impacts of this structure, assuming varying numbers of units sold in the offering. Your revised disclosure should allow investors to understand that, notwithstanding other deal terms, the units functionally provide each holder with one Class A ordinary share or prefunded warrant in lieu thereof, plus a pro rata portion of 100,000,000 additional Class A ordinary shares underlying warrants, which can be acquired for no additional consideration. Make conforming revisions where the warrants and nature of the offering are described elsewhere in the prospectus, including “The Offering” and “Description of Securities We Are Offering” sections.

Response: The Company respectfully advises the Staff that relevant disclosure was updated on the cover page and pages 30 and 171 of the Amendment No.1.

Risk Factors

Risks Relating to this Offering and Our Ordinary Shares

Shareholders will suffer substantial dilution and the Company will not receive any proceeds..., page 65

2.	We note your response to prior comment 4 and added disclosure that the 100,000,000 Class A ordinary shares underlying the warrants represent approximately 493.5% of currently outstanding Class A ordinary shares. Please revise to show the full extent of potential dilution from the offering by also taking into consideration the 20,000,000 Class A ordinary shares (or pre-funded warrants in lieu thereof) included as part of the units being offered. Additionally, please enhance this risk factor or provide a standalone one to highlight that the zero exercise price provision of the warrants ensures that 100,000,000 Class A ordinary shares underlying the warrants will be issued even if fewer than 20,000,000 units are sold in the offering, and provide additional detail about the dilutive impacts of this structure.

Response: The Company respectfully advises the Staff that relevant disclosure was updated on page 65 of the Amendment No.1.

Management

Compensation of Directors and Executive Officers, page 137

3.	Please update your compensation disclosure for your fiscal year ended June 30, 2025. Refer to Item 6.B of Form 20-F.

Response: The Company respectfully advises the Staff that relevant disclosure was updated on page 138 of the Amendment No.1.

General

4.	We note that at various places throughout the prospectus, you refer to the 100,000,000 Class A ordinary shares underlying the warrants as a "maximum" amount to be issued or that holders may receive "up to" 100,000,000 shares in the aggregate. Please revise such language throughout, including in the prospectus cover page captions, to make it clear that, assuming holders use the zero exercise price option of the warrants, the 100,000,000 share amount is fixed and will be issuable to holders in proportion to the number of units sold in the offering.

Response: The Company respectfully advises the Staff that relevant disclosure was updated on the cover page and pages 30, 65 and 171 of the Amendment No.1

Telephonic Comments

5.	Please file all required opinions.

Response: The Company respectfully advises the Staff that the legal opinions were filed as Exhibits 5.1, 5.2, 5.3 to the Amendment No.1.

6.	Please complete all tables using the assumed offering price; for example, the Capitalization Table and the as adjusted column for the Use of Proceeds Table.

Response: The Company respectfully advises the Staff that relevant disclosure was updated on pages 31, 77, 79, 80 and 178 of the Amendment No.1

7.	Please complete the Offering Expenses Table.

Response: The Company respectfully advises the Staff that relevant disclosure was updated on page 178 of the Amendment No.1.

8.	Please advise on status of FINRA review and provide copy of no-objection letter or telephonic confirmation to SEC. If there has not been a FINRA filing, please advise as to what exemption the placement agent is relying on.

Response: The Company respectfully advises the Staff that the FINRA filing is still under review.

Please call me at +852 3923 1187 or my U.S. colleague, Joan S. Guilfoyle +1 202-524-8467 if you would like additional information with respect to any of the foregoing.

Thank you.

Sincerely,

/s/ Henry Yin
Henry Yin
Partner

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